SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No. 2)

                                  OPTIBASE LTD.
                                  -------------
                                (Name of Issuer)

                                 Ordinary Shares
                                 ---------------
                         (Title of Class of Securities)

                                    M7524R108
                                    ---------
                                 (CUSIP Number)

                             Linda C. Williams, Esq.
                             Pillsbury Winthrop LLP
                                50 Fremont Street
                             San Francisco, CA 94105
                            Telephone: (415) 983-7334
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]. NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages


1.         NAMES OF REPORTING PERSONS:                                                                   JOHN KROOSS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                                Not applicable
           (entities only):
--------------------------------------------------------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a)/_/
                                                                                                              (b)/X/
--------------------------------------------------------------------------------------------------------------------

3.         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
                                                                                                                  OO
4.         SOURCE OF FUNDS:

--------------------------------------------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------------------------------------------
                                                                                                        U.S. CITIZEN
6.         CITIZENSHIP OR PLACE OF ORGANIZATION:

--------------------------------------------------------------------------------------------------------------------
                                                                                                             693,438
                               7.     SOLE VOTING POWER:
          NUMBER OF
                               -------------------------------------------------------------------------------------
           SHARES              8.     SHARED VOTING POWER:
        BENEFICIALLY
                               -------------------------------------------------------------------------------------
        OWNED BY EACH          9.     SOLE DISPOSITIVE POWER:                                                693,438
          REPORTING
                               -------------------------------------------------------------------------------------
         PERSON WITH           10.    SHARED DISPOSITIVE POWER:

--------------------------------------------------------------------------------------------------------------------
                                                                                                             693,438
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON:
--------------------------------------------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                                                               /_/

--------------------------------------------------------------------------------------------------------------------
                                                                                                                5.5%
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
           (11):

--------------------------------------------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON:                                                                              IN

--------------------------------------------------------------------------------------------------------------------

                               Page 2 of 7 Pages

ITEM 1.     Security and Issuer.
            -------------------

            This Statement relates to ordinary shares, par value NIS 0.13 per share ("Ordinary Shares"), of Optibase Ltd. (the "Issuer"). The address of the Issuer's principal executive offices is 7 Shenkar St., P.O. Box 2170, Herzliya, 46210 Israel.

ITEM 2.     Identity and Background.
            -----------------------

            This Statement is being filed by John Krooss, an individual ("John Krooss" or "Mr. Krooss"). His residential address is 2868 Vallejo Street, San Francisco, California 94123. Mr. Krooss is self employed. Mr. Krooss is a citizen of the United States of America.

            During the past five years, Mr. Krooss has not been (i) convicted in any criminal proceeding; or (ii) been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Krooss was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            This Amendment No. 2 to the Schedule 13D is being filed to clarify the number of Ordinary Shares of Issuer which are attributable to Mr. Krooss and the number of Ordinary Shares for which Mr. Krooss disclaims beneficial ownership.

            Pursuant to the Agreement and Plan of Reorganization, dated as of December 4, 2000 (the "Merger Agreement"), by and among Issuer, Vodka Acquisition Corp. ("Sub"), a Delaware corporation and a wholly-owned subsidiary of Optibase Inc., which in turn is a wholly-owned subsidiary of Issuer, Viewgraphics Incorporated, a California S corporation (the "Company"), John Krooss and the Krooss 2000 Children's Trust, a California trust for the benefit of the
            John Krooss' children, of which Anne Libbin is trustee (the "Children's Trusts"), the Sub was merged with and into the Company, the separate corporate existence of Sub ceased and the Company continues as the surviving corporation and as a wholly-owned subsidiary of Optibase Inc. (the "Merger"). On December 4, 2000, as a result of the Merger, Mr. Krooss received a total of 302,378 Ordinary Shares. In addition, 1,036,421 Ordinary Shares were placed in escrow, which Mr. Krooss could vote, but were subject to the terms of the Escrow Agreement, dated as of December 4, 2000, as amended March 27, 2001, by and among Issuer, John Krooss, the Company and American Stock Transfer & Trust Company, as escrow agent and transfer agent (the "Escrow Agreement"). Of the 1,036,421 Ordinary Shares placed in escrow, 104,968 shares were attributable to the Children's Trusts, an aggregate of 289,108 Ordinary Shares were attributable to former shareholders of the Company (the "Former Shareholders") and 642,345 shares were attributable to Mr. Krooss. Mr. Krooss disclaims beneficial ownership of the 394,076 Ordinary

                               Page 3 of 7 Pages

            Shares placed in escrow for the benefit of the Children's Trusts and the Former Shareholders.

            On January 15, 2002, in settlement of Merger related claims under the Escrow Agreement, Mr. Krooss forfeited his contingent right to receive 251,285 Ordinary Shares and 322,857 Ordinary Shares were released from escrow to Mr. Krooss. The Ordinary Shares held in escrow for the benefit of the Children's Trusts and the Former Shareholders were either forfeited in settlement of Merger related claims under the Escrow Agreement or released to the Children's Trusts and the Former Shareholders pursuant to the terms of the Escrow Agreement. Mr. Krooss disclaims beneficial ownership of the Ordinary Shares received by the Children's Trusts and the Ordinary Shares received by the Former Shareholders. 68,203 Ordinary Shares remain in escrow, which Mr. Krooss can vote, but are subject to the terms of the Escrow Agreement.

            Mr. Krooss is a Director of the Issuer.

ITEM 4.     Purpose of the Transaction.
            --------------------------

            Mr. Krooss will hold the Ordinary Shares as an investment. In addition to the provisions of the Escrow Agreement, the Ordinary Shares were issued pursuant to an exemption under the Securities Act of 1933, and therefore are subject to restrictions on public resale absent registration. Depending on Mr. Krooss' evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, Mr. Krooss will from time to time explore opportunities for liquidating all or a portion of the Ordinary Shares, subject to the limitations described above, through one or more sales pursuant to public or private offerings or otherwise. In such event, Mr. Krooss may determine to retain some portion of the Ordinary Shares as an investment.

ITEM 5.     Interest in Securities of the Issuer.
            ------------------------------------

            The information contained in Item 4 is incorporated herein by this reference.

            (a)   Number of Shares Beneficially Owned:           See Item 4

                  Right to Acquire:

                  Percent of Class:

            (b)   Sole Power to Vote, Direct the Vote of,        See Item 4
                  or Dispose of Shares:

            (c)   Recent Transactions:                           Not applicable

                               Page 4 of 7 Pages

            (d)   Rights with Respect to Dividends or            Not applicable
                  Sales Proceeds:

            (e)   Date of Cessation of Five Percent              Not applicable
                  Beneficial Ownership:

ITEM 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            -----------------------------------

            The information contained in Item 4 is incorporated herein by reference. Exhibits 1 and 2 set forth in the Merger Agreement and the Escrow Agreement.

ITEM 7.     Materials to be Filed as Exhibits.
            ---------------------------------

            Exhibit 1*     Agreement and Plan of Reorganization

            Exhibit 2*     Escrow Agreement


*Previously filed

                               Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 15, 2002



                                                /s/ John R. Krooss
                                     ------------------------------------------
                                                JOHN R. KROOSS


                               Page 6 of 7 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.   Document
----------    --------

Exhibit 1*    Agreement and Plan of Reorganization, dated as of December 4, 2000

Exhibit 2*    Escrow Agreement, dated as of December 4, 2000


*Previously filed

                               Page 7 of 7 Pages